Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Trust of Arizona
(the "Trust") was held on October 12, 2005. The holders of shares representing 76% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).

1. To elect Trustees.

Number of  Votes:

	Trustee		For		Withheld

	Ernest Caldero'n	$306,867,161		$653,692
	Thomas W. Courtney	$306,855,378		$665,485
	Grady Gammage, Jr.	$306,785,794		$735,070
	Diana P. Herrmann	$306,860,897		$659,966
	John C. Lucking	$306,904,151		$616,712
	Anne J. Mills		$306,875,315		$645,548


2. To act on the selection of Tait, Weller & Baker as the Fund's independent registered public accounting firm.

Number of  Votes:

		For				Against		Abstain

		$305,693,503		$278,845		$1,548,504